ETF Series Solutions Fee Waiver Agreement November 13, 2024
THIS FEE WAIVER AGREEMENT (the “Agreement”) is entered into by and between ETF Series Solutions (the “Trust”), a Delaware statutory trust, on behalf of the AAM SLC Low Duration Income ETF (the “Fund”), a series of the Trust, and Advisors Asset Management, Inc. (the “Adviser”), the Fund’s investment adviser.
WITNESSETH:

WHEREAS, the Adviser has entered into an Investment Advisory Agreement with the Trust, pursuant to which the Adviser provides, or arranges for the provision of, investment advisory and management services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and
WHEREAS, the Trust and the Adviser have determined that it is appropriate and in the best interests of the Fund and its shareholders to reduce the fee paid by the Fund to the Adviser;
NOW THEREFORE, in consideration of the covenants and the mutual promises set forth herein, the parties mutually agree as follows:

1.FEE WAIVER. The Adviser agrees to a reduction in the Fund’s unitary management fee to 0.15% (the “Reduced Fee”) of the Fund’s average daily net assets up to $100 million of assets effective as of the date first written above.

2.TERM. The Reduced Fee shall remain in effect from the date first written above until at least December 31, 2025, unless sooner terminated by the Trust or the Adviser as provided herein.

3.TERMINATION. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees (the “Board”) of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may be terminated by the Adviser without the consent of the Board upon sixty (60) days’ written notice to the Trust. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

4.ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

5.SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

6.GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the date first written above.
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Fee Waiver Agreement

ETF Series Solutions on behalf of the AAM SLC Low Duration Income ETF		Advisors Asset Management, Inc.

By:	/s/ Joshua J. Hinderliter	By:	/s/ Marilee Ferone
Name:	Joshua J. Hinderliter	Name:	Marilee Ferone
Title:	Vice President and Secretary	Title:	Executive Vice President

Fee Waiver Agreement